UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

(Translation of registrant’s name into English)

Zone 3 Acheson Industrial Area

2 – 53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-        .

North American Energy Partners Inc. (the “Company”) is conducting a review of its previously reported financial statements for the quarters ended June 30, 2004 and September 30, 2004. It has come to management’s attention during the preparation of the unaudited interim financial statements for the third quarter ended December 31, 2004 that certain expenses were not appropriately accrued and reported in the financial statements for the quarters ended June 30, 2004 and September 30, 2004. As a result, operating income was overstated and net loss was understated for each of the quarters ended June 30, 2004 and September 30, 2004. While the Company’s review is not yet complete, management believes that the cumulative overstatement of operating income is at least Cdn $5 million and may range up to approximately Cdn $8 million. While the Company’s assessment of the issue is still preliminary, the Company believes a restatement of its financial statements for the quarters in question will be necessary. Accordingly, the Company’s previously reported financial statements for the quarters ended June 30, 2004 and September 30, 2004, as well as the Company’s discussion of its results of operations, financial condition and future liquidity needs as reported for those quarters, should no longer be relied upon. As soon as practicable following the completion of its review, the Company will restate its financial statements for the respective quarters and amend the accompanying management’s discussion and analysis to reflect the restatement. The Company has notified and discussed this matter with its external auditors and its Board of Directors. Management is currently conducting a review of the Company’s system of internal controls to track third party accounts payable invoices and accrue for these costs in the appropriate quarterly period and will engage a third party to assist in this review.

Although the Company’s review is not complete, the Company believes that the delay in accruing the costs described above relates primarily to field review of invoices from third parties prior to receipt of those invoices for payment by the Company’s main office. Historically, the Company has accrued project expenses after the project managers have reviewed invoices received to evaluate whether the Company’s expenses are appropriate in light of the goods and services provided to it. After field approval, the invoices have been forwarded to the Company’s main office for payment. This process of incorporating the project managers’ expertise into the payables process has generally served the Company’s financial interests. In this case, however, delivery of a significant number of invoices from vendors to the Company’s main office was delayed.

The Company believes that a majority of the understated costs described above relate to a large steam assisted gravity drainage site project undertaken for a new customer. While the previously reported financial statements for the quarters ended June 30, 2004 and September 30, 2004 included a slight profit from this project, the restated financial statements for those two quarters will include a significant loss on this project. Although the Company’s review of the bid and performance of this contract is not complete, management believes that the loss on this contract results from the price at which the contract was bid, as well as the fact that the contract as bid did not sufficiently account for contingencies including permitting delays, weather delays, lack of available labor and work acceleration to meet original deadlines. These issues also impacted the project in the third quarter and, while not yet quantified, the Company’s third quarter results are anticipated to be significantly negatively impacted by the project. As of December 31, 2004, management estimates that this project was approximately 85% complete.

Management has informed the bank lenders under its senior secured credit agreement that the additional costs described herein will likely result in breaches of the Company’s financial covenants under the credit agreement for the quarter ending December 31, 2004. The need to restate the interim financial statements discussed above may result in similar breaches for each of the two preceding quarters as well. The lending banks have provided a waiver dated January 14, 2005, which expires on February 14, 2005, in respect of such defaults. During this waiver period, the lending banks have provided Cdn $10 million on a revolving basis as well as Cdn $5 million for letters of credit. In connection with the waiver, the Company is obligated to update various information regarding its assets, provide more current financial information regarding its operations than currently required by the credit agreement and cooperate with a third party the banks expect to engage, in addition to the third party to be engaged by the Company, to review the Company’s businesses, financial affairs and operations.

While the new funding arrangements provided by the lenders under the Company’s credit agreement are expected to satisfy the Company’s cash needs in the near term, the Company is evaluating alternatives to satisfy its longer-term financing needs. The alternatives include extending the waivers of various financial covenants under its existing credit agreement, substantially amending those covenants, and identifying new financing sources to replace the existing credit agreement. The Company has currently received an alternative proposal to provide funding to replace the existing credit agreement. While there can be no assurance that any of these approaches will prove successful, management remains optimistic that it can either obtain resolution of these matters with the lending banks under its existing credit agreement or obtain alternative financing.

This document contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements included in this document include statements regarding: the anticipated results of management’s review of the Company’s previously reported financial statements and the reporting and effect of any restated financial statements; the effectiveness of the Company’s internal controls in future periods; the Company’s ability to comply with, its potential to breach or its ability to receive waivers or amendments from the lenders under the Company’s credit agreement; and potential alternative financing arrangements. Factors that could cause actual results to vary from those in the forward-looking statements include: unanticipated discoveries in the financial review process; changes in oil and gas prices; decreases in outsourcing work by the Company’s customers; shut-downs or cutbacks at major businesses that use the Company’s services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect the Company’s business or the business of the customers the Company serves; the Company’s ability to obtain surety bonds as required by some of its customers; the Company’s ability to retain a skilled labor force; the Company’s ability to continue to bid successfully on new projects and accurately forecast costs associated with unit price or lump sum contracts; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and the Company’s ability to successfully identify and acquire new businesses and assets and integrate them into its existing operations and the other risk factors set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to put undue reliance on any forward-looking statements, and the Company undertakes no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Gordon Parchewsky
Name: Title:	Gordon Parchewsky President

Date: January 18, 2005

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